DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

04006856

January 16, 2004

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Morgan Stanley
Incoming letter dated December 9, 2003

Dear Mr. O'Shaughnessy:

This is in response to your letters dated December 9, 2003 and December 15, 2003 concerning the shareholder proposal submitted to Morgan Stanley by Emil Rossi. We also have received letters on the proponent's behalf dated December 12, 2003 and January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

Direct Dial (212) 762-6813
Facsimile No. (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

December 9, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal – Emil Rossi

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 7, 2003 from Emil Rossi (the "Proponent") transmitting a stockholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for its 2004 annual stockholders meeting. See Exhibit A. The Proposal recommends that the Board of Directors seek shareholder approval for future golden parachutes for senior executives. The Company intends to omit the Proposal from its proxy materials because the Proposal contains several false and misleading statements such that it would require detailed and extensive revision in order to comply with Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials. In the alternative, we request that the Staff require the Proponent to revise the Proposal to remove any statements that violate the aforementioned rule.

Rule 14a-8(i)(3) permits the Company to exclude a proposal or portions of a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. If a proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules, the Staff has determined that a company may omit the proposal in its entirety. See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001)("[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading"). In addition, where a stockholder that had submitted a proposal on golden parachutes failed to revise the proposal in accordance with the Staff's instructions, the Staff permitted the company to omit the proposal in its entirety. See, e.g., New York Bancorp Inc. (Dec. 17, 1990)(permitting exclusion of a proposal relating to stockholder approval of golden parachute arrangements in its entirety because the proponent failed to revise the proposal and supporting statement within seven days in accordance with the instructions of the Staff pursuant to Rule 14a-8(i)(3)). Alternately, the Staff has permitted companies to exclude portions of proposals requesting that a company obtain stockholder approval prior to granting golden parachutes on the grounds that those portions were materially false and misleading. See, e.g., The Boeing Co. (Feb. 18, 2003)(permitting exclusion of portions of a proposal that the board obtain stockholder approval for all future severance agreements for senior executives if there is a change of control "as false and misleading under rule 14a-9"); General Motors Co. (Mar. 29, 2001)(permitting exclusion of portions of a proposal that recommended stockholder approval of golden parachutes that exceeded certain amounts because those portions "may be materially false or misleading under rule 14a-9"); Qwest Communications Int'l, Inc. (Feb. 26, 2001)(permitting exclusion of portions of a proposal requesting that the board of directors seek stockholder approval for all future or renewed severance arrangements with the company's executive officers that provide more generous pay-outs than the severance and retirement benefits available to other managers of the company because those portions "may be materially false or misleading under rule 14a-9").

The Proposal contains several materially false and misleading statements that could mislead stockholders, as detailed below. Taken as whole, these false and misleading statements warrant exclusion of the entire Proposal, or, at a minimum, revision of the Proposal to comply with the proxy rules. For example, in the Proposal, the Proponent states, "the Council of Institutional Investors . . . favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary" (emphasis added). The Proponent attributes this reference to the Corporate Governance Policies of the Council of Institutional Investors. The reference is inaccurate. The Corporate Governance Policies favor stockholder approval for "[s]everance payments in excess of two times the person's average annual compensation for the previous three years" (emphasis added). A senior executive's "compensation" is often much higher than the executive's "base salary" due to additional benefits, such as cash bonuses and equity-based awards. As a result, the Proponent miscites the Council of Institutional Investors as recommending a lower threshold amount to trigger a stockholder vote.

In addition, the Proposal claims that "[i]nstitutional investors recommend companies seek shareholder approval for golden parachutes." This statement suggests that all institutional investors advocate that companies seek stockholder approval for golden parachutes, as the Proponent defined them, and thus would be supportive of the Proposal. The Proponent therefore misleads stockholders by suggesting that he already has the support of all institutional investors for the Proposal. The Proponent has not provided any foundation or support for such statement. In the past the Staff has permitted companies to exclude statements in shareholder proposals from the companies' proxy materials if the statements were not supported by concrete references or citations. See, e.g., Kmart Corp. (Mar. 28, 2000) (permitting exclusion of a stockholder proposal that the company make certain disclosures about its political contributions as vague and indefinite due to a number of purported historical, legal or Biblical quotations, many with obscure reference or no citations at all).

These misstatements are analogous to ones the Staff has previously excluded. For example, earlier this year, Boeing requested a no-action letter if Boeing excluded portions of a stockholder proposal that the board obtain stockholder approval for all future severance agreements for senior executives if there is a change of control on the grounds that those portions of the proposal were false and misleading. Boeing argued that certain statements in the proposal were simply inaccurate. For example, the proponent stated in the proposal, "[a]t the 2002 annual meeting our Corporate Secretary claimed not to be aware that this expensive law firm had tried to exclude one of the stockholder topics that was on our annual meeting ballot." Boeing explained that the proponent's statement was incorrect because Boeing's counsel "work[ed] under the direction of the Corporate Secretary, who ultimately decides whether and on what bases a proposal is challenged." The Staff permitted Boeing to exclude this inaccurate statement, along with other inaccurate statements challenged by Boeing. See The Boeing Co. (Feb. 18, 2003); see also General Motors Corp. (March 29, 2001)(permitting exclusion of inaccurate statements in a proposal that recommended stockholder approval of golden parachutes that exceeded certain amounts, including a statement that "[m]anagement influenced the vote of millions of shares by appointing trustees to vote for shareholders" that was false because trustees must vote under state and federal law in accordance with their fiduciary duties, not in accordance with management, because those statements "may be materially false or misleading under rule 14a-9"); Qwest Communications Int'l, Inc. (Feb. 26, 2001)(requiring a proponent to delete a statement that inaccurately described when the vesting of certain options would be accelerated in a proposal requesting that the board of directors seek stockholder approval for all future or renewed severance arrangements with the company's executive officers that provide more generous pay-outs than the severance and retirement benefits available to other managers of the company because that statement "may be materially false or misleading under rule 14a-9").

Furthermore, the Proposal contains a reference to the following internet address: www.cii.org. By including this internet address in the Proposal, the Proponent effectively incorporates by reference the information on the web site into the Proposal. The information contained on the web site is not verified regularly by either the Proponent or the Company. It may contain information that is materially false or misleading and, consequently, should be excludable pursuant to Rule 14a-8(i)(3).

In 2002, Allegheny Energy requested a no-action letter from the Staff permitting Allegheny Energy to exclude all, or in the alternative, portions of a stockholder proposal requesting the board of directors to redeem any existing poison pills and not to adopt or extend any poison pills without stockholder approval. The proposal contained a reference to the same internet address that is referenced in the Proposal: www.cii.org. Allegheny Energy argued:

> The reference to a website address is . . . dangerous given that a website (particularly a third party website) cannot be regulated for content and is constantly subject to change. These websites may well contain information that is, either generally or in the specific context of the Proxy Statement, false and misleading, and the Company would have no way to control or remedy that situation.

The Staff determined that "the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the statement referenced." The Staff noted that, if the proponent failed to revise the proposal in accordance with its instructions, the Staff would not recommend any enforcement action to the Commission if Allegheny Energy excluded the internet address from its proxy materials. See Allegheny Energy (Dec. 24, 2002); see also AMR Corp. (April 3, 2001)(requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"); Staff Legal Bulletin No. 14 § C.II.B ("In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading"); The Emerging Germany Fund, Inc. (Dec. 22, 1998)(determining that "[t]here is support for [the company's] view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the [company] if the [company] omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)"). As a result, the internet address included in the Proposal should be excludable from the Company's proxy materials.

The Proposal attributes the following opinions about golden parachutes to "certain institutional investors":

- "Golden parachutes have the potential to: 1) Create the wrong incentives 2) Reward mis-management"

- "A change in control can be more likely if our executives do not maximize shareholder value."

- "Golden parachutes can allow our executives to walk away with millions even if shareholder value has suffered during their tenure."

The Proponent's vague reference to "certain institutional investors" could mislead a stockholder into adding more weight or authority to the opinions included in the Proposal than may be warranted. Companies may omit proposals when detailed and extensive editing is required, as with this proposal. See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001). Alternatively, the SEC has permitted companies to exclude portions of stockholder proposals that are nothing more than generalizations without foundation. See, e.g., Maytag Corp. (Mar. 5, 2003) (permitting a company to exclude portions of a shareholder proposal to destagger the company's board where the company argued that those portions contained "unsupported generalizations"). As a result, we believe that we should be permitted, at a minimum, to omit such statements from the Company's proxy materials.

Boeing challenged a stockholder proponent's vague reference to the alleged recommendation of "many institutional investors" that "companies seek shareholder approval of future severance agreements." Boeing argued that the statement was "excludable unless modified because it asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification." The Staff required the proponent to "specifically identify the investors referenced." See The Boeing Co. (Feb. 18, 2003); see also Kmart Corp. (Mar. 28, 2000)(permitting exclusion of a stockholder proposal that the company make certain disclosures about its political contributions as vague and indefinite due to a number of purported historical, legal or Biblical quotations, many with obscure references or no citations at all). Similarly, as mentioned above, the Proposal includes a vague reference to the view of "certain institutional investors." Since the Staff has found like references excludable in the past, the Company believes it can exclude this reference.

The Proponent also indicates that the Proposal that he is submitting for inclusion in the Company's proxy materials ends after "YES ON 3" since the next sentence reads, "Notes: The above format is the format submitted and intended for publication." Accordingly, the Proponent has failed to include any citations or references in the text of the Proposal that would allow shareholders to verify his claims because the Proponent's "References" section appears after "YES ON 3". Furthermore, the Proponent failed to provide a citation in the text of the Proposal or in the "References" section for the paragraph in the Proposal relating to the Sprint (FON) – MCI WorldCom merger.

The Proponent states, "17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote." While the Investor Responsibility Research Center ("IRRC") reported this statistic, the IRRC was careful to specify that the proposal achieved an average of 54% of votes cast, excluding abstentions. Claiming that the proposals achieved an average 54% "supporting vote" misleads shareholders because the vote reported excludes abstentions, which would result in a higher approval rating. As a result, the Company believes that it should be permitted to exclude this portion of the Proposal or, in the alternative, that the Staff should require the Proponent to revise the Proposal to specify that the statistic refers to votes cast, excluding abstentions.

The Proponent further attempts to bolster his arguments by noting that the California Public Employees Retirement System (CalPERS) stated, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." By including this quotation, the Proponent suggests that his Proposal would be supported by CalPERS or possibly other shareholders as well. However, the Proponent does not provide any evidence that CalPERS was referring to a proposal like the Proponent's. For example, CalPERS does not attach the same definition to "golden parachutes" as the Proponent. CalPERS defines "golden parachutes" as "severance agreements that provide generous benefits to top executives who are fired or who resign following a change in management control." See CalPERS, Domestic Proxy Voting Guidelines (Feb. 16, 1999) (attached as Exhibit B).

Beyond the misleading statements discussed above, the Proposal itself is false and misleading on its face. In the last sentence of the first paragraph, it is unclear whether the phrase "with golden parachutes or severance provisions" applies to "agreements renewing, modifying or extending existing severance agreements" and to "employment agreements" or to the latter only. As a result, it is ambiguous whether it would apply to all agreements renewing, modifying or extending existing severance agreements or only certain of those agreements.

The Proposal is also improperly vague because it is unclear what "benefits" the Proposal would apply to. For example, it is unclear whether the Proposal would apply to equity-based awards subject to an earlier vesting upon a change in control. In addition, the Proponent states that the Proposal "includes that golden parachutes not be given for a change in control which is approved but not completed. Or for executives who transfer to the successor company." It is unclear whether the Proponent is suggesting that the company seek shareholder approval for these types of golden parachutes or if the Proponent is proposing that the Company cease granting these types of golden parachutes altogether.

The Staff has firmly established that entire proposals statements in shareholder proposals that lack clarity and fail to provide the Company with adequate direction about implementation are excludable as misleading. See, e.g., Smithfield Foods, Inc. (July 18, 2003) (permitting exclusion of a shareholder proposal that the company prepare an environmental compliance report where the company argued that certain statements in the proposal left unclear what action would be required by the company in order to implement the proposal); Global Entertainment Holdings/Equities, Inc. (July 10, 2003) (permitting exclusion of a shareholder proposal relating to a recent acquisition by the company where the company argued that it was "unclear what type of actions or procedures the Proponent is requesting the Company to undertake in order to implement" the proposal).

The reference in the Proposal that "[i]mplementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements..." does not provide a mechanism for implementing the Proposal. Further, the language that "it may not always be practical to obtain prior shareholder approval [so the] company would have the option under this Proposal of seeking approval after the material terms of the agreement were agreed upon" provides no guidance on implementation. In many cases, obtaining shareholder approval of an employment arrangement (either before or after the fact) is not practical. And the Proposal fails to specify the outcome if subsequent shareholder approval is not obtained (i.e., is the agreement void?).

In addition, the Proponent states that the Proposal "applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus." The Proponent leaves unclear, however, whether the Company would look, for example, to the executive's base salary plus bonus for the current fiscal year, the prior fiscal year, or some other period (e.g., last 5 years; executive's tenure at the Company). The Proposal fails to provide the Company with adequate direction on how the Company would be expected to calculate whether a payment constitutes a golden parachute.

In 2000, Adams Express requested a no-action letter that the Staff would not recommend enforcement action to the Commission if Adams Express excluded a stockholder proposal that the company's directors own at least one thousand shares of the company's common stock. Adams Express argued that the proposal was excludable because the proponent failed to provide for a means of implementation, such as an amendment to the articles of incorporation or by-laws of the company. The Staff concurred with the company that, absent revision of the proposal to provide for a means of implementation, the proposal was vague and misleading. See The Adams Express Co. (Dec. 28, 2000); see also The Coca Cola Co. (Jan. 30, 2002)(permitting exclusion of a proposal relating to the inclusion of a certain individual on the board of directors where the company argued that the proposal did not provide for a means of implementation because the proposal was "vague and indefinite").

The Proposal contains so many false, misleading, vague and uncited statements, as discussed above, that it would require substantial revision in order to comply with Rule 14a-8(i)(3). The Staff has determined that the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" if "a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules." See Staff Legal Bulletin No. 14 § E.1 (July 13, 2001). As a result, the Company believes that the entire Proposal should be excludable.

The Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials for its 2004 annual meeting because the Proposal contains so many false and misleading statements that it would require extensive revision in order to be in compliance with Rule 14a-8(i)(3). In the alternative, the Company respectfully requests that the Staff require the Proponent to revise the Proposal to remove any statements that would violate Rule 14a-8(i)(3).

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

Morgan Stanley

The Company anticipates that its 2004 proxy materials will be finalized for printing in February 2004 to meet our scheduled definitive filing with the Commission and mailing schedule. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2004 Proxy Materials with the Commission. Accordingly, the Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

Copy to:

Emil Rossi
P.O. Box 249
Boonville, CA 95415

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Philip Purcell
Chairman
Morgan Stanley (MWD)
1585 Broadway
New York, NY 10036
Phone: (212) 761-4000
Fax: (212) 761-0086

Dear Mr. Purcell,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Donald G. Kempf, Jr.
Corporate Secretary
FX: 212/761-0331
PH: 212/761-6321

3 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders recommend that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachutes or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value has suffered during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes

YES ON 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the item(s).

EXHIBIT B

CalPERS, Domestic Proxy Voting Guidelines
(Feb. 16, 1999)

. . .

4500 Golden Parachutes

Golden parachutes is the name given to severance agreements that provide generous benefits to top executives who are fired or who resign following a change in management control. Some golden parachutes can be deployed even without a change in control if a potential acquirer crosses a specified ownership threshold.

Shareholder proposals to ratify golden parachutes will be evaluated on a case-by-case basis, but shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported.

. . .

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 12, 2003
Via Airbill

RECEIVED
2003 DEC 15 PM 4:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Morgan Stanley (MWD)
Initial response to No Action Request dated December 9
Emil Rossi

Ladies and Gentlemen:

Attached is a copy of a December 11, 2003 email response to the company based on the company December 10, 2003 telephone message suggesting that the company is having second thoughts about its no action request and wanted to settle the issues outside of the no action process.

Sincerely,

John Chevedden

cc: Emil Rossi
William O'Shaughnessy

From: J <olmsted7p@earthlink.net>
To: William O'Shaughnessy <Bill.O'shaughessy@morganstanely.com>
Bcc: <cfletters@sec.gov>
Date: Thursday, December 11, 2003 9:53 AM
Subject: Morgan Stanley (MWD) December 9, 2003 no action request

---

William O'Shaughnessy <Bill.O'shaughessy@morganstanely.com>

Mr. O'Shaughnessy
Please ask the Office of Chief Counsel to place the Morgan Stanley (MWD) December 9, 2003 no action request on hold while we are otherwise occupied with attempting to resolve the issues as you suggested in your December 10, 2003 telephone message. I believe this is only fair to the Office of Chief Counsel.
Sincerely,
John Chevedden
cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

William J. O'Shaughnessy, Jr.
(212) 762-6813
(212) 762-8836 (facsimile)
bill.o'shaughnessy@morganstanley.com

December 15, 2003

VIA FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Morgan Stanley No-Action Letter Request

Dear Mr. Chevedden:

I received your fax requesting that we ask the SEC's Office of Chief Counsel to place on hold our no-action letter request dated December 9, 2003. We are eager to discuss your proposal with you to better understand your concerns. However, given the tight timeframe under the proxy rules to finalize Morgan Stanley's proxy statement, our request cannot be delayed. We look forward to discussing the proposal. I plan to call you again soon if I do not hear from you.

Sincerely,

William J. O'Shaughnessy, Jr.

WJOS/cam

cc: Mr. Emil Rossi (via first class mail)
Office of Chief Counsel, Division of Corporation Finance (via facsimile)

Morgan Stanley

Fax

Law Division: Employment

Privileged Communication of Counsel

1221 Avenue of the Americas
New York, NY 10020

Date:	December 15, 2003	Subject:	No-Action Letter Request		
To:	John Chevedden	**Company:**		**Fax:**	(310) 371-7872
	Office of Chief Counsel, Div. of Corp. Finance		SEC		(202) 942-9525
From:	William O'Shaughnessy				
Fax:	(212) 762-8836		**Phone:**	(212) 762-4836	

☐ **Urgent** ☐ **Confirm** 2 **Total Pages, Including Cover**

Message:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 | 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Morgan Stanley (MWD)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company provides no evidence of a purported other Council of Institutional Investors definition of golden parachute.

3] The company seems to claim that it is free to bolster its argument by inserting "all" in front of the subject of any shareholder proposal sentence. Then purportedly the company is free to attack "all." For instance the company has inserted "all" in front of "Institutional investors seek shareholder approval for golden parachutes."

This is a recurring problem with company no action requests and takes up valuable time which the company could be devoting to improving its corporate governance.

The company selects a poor analogy, that two specific minutes of the Boeing 2002 annual meeting in The Boeing Company (Feb. 18, 2003) would be as important and as transparent as the recommendation of institutional investors on a key corporate governance topic.

The company provides a laundry list of previous cases on the board topic of excluding text. As in The Boeing Company (Feb. 18, 2003) the company fails to explain a reasonable analogy between its cited text and the text specific to this proposal.

4] SLB 14 states:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company does not specify purported "materially false or misleading" text produced by the Council of Institutional Investors. The company also cites cases that have apparently been superceded regarding website URLs. With the burden of proof according to rule 14a-8 the company fails to elaborate on why it thinks "material is false and misleading" on the Council of Institutional Investors website.

5] Contrary to the company claim, including "certain" before institutional investors limits and narrows the text of the proposal.

The company does not challenge the three bullet points following "golden parachutes" on page five of the company letter.

6] The source for the failed Sprint/MCI merger reference is "Parting could be sweet sorrow for Sprint CEO, If deal forces chief out, he's in for $470 million," *USA Today*, Oct. 5, 1999.

The 54% vote is correctly sourced from the IRRC Corporate Governance Bulletin, June – Sept. 2003 reference submitted with the proposal. The company does not claim that it is making a material distinction.

Contrary to the company claim the proposal does not state that CalPERS supports any specific proposal on this topic.

The draconian company argument would outlaw any authoritative supporting statement for a particular proposal topic unless that authority had given a specific seal of approval to that specific proposal.

To answer the company's purported confusion the proposal has provisions to award golden parachutes in reasonable amounts in cases where they are deserved.

7] **Hog Production – Purported Precedent**

Number one on the company's purported precedents is a hog production case, Smithfield Foods, Inc. (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue – the poison pill and rules governing the potential sale of the company. The company does not claim that hog production has even one other significant precedent for the conduct of the company's business.

The company makes a bald statement that something is not practical, but does not explain.

The company inscrutably claims that a part of the proposal, which gives the company greater flexibility in implementing the proposal, should be a reason to exclude the proposal.

8] In citing Adams Express Co. (Dec. 28, 2000) it seems that the company is requesting that the word "bylaw" be added to the proposal as was done in this precedent.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Philip Purcell

USA TODAY.com

Parting could be sweet sorrow for Sprint CEO If deal forces chief out, he's in for $470 million:[FINAL Edition]

Gary Strauss. USA Today. Arlington: Oct 5, 1999. pg. 01.B

» Jump to full text

Subjects:	Golden parachutes, Chief executive officers, Acquisitions & mergers
People:	Esrey, Bill, LeMay, Ronald T
Companies:	MCI WorldCom, Sprint Corp
Author(s):	Gary Strauss
Article types:	News
Section:	*MONEY*
Publication title:	USA Today. Arlington: Oct 5, 1999. pg. 01.B
Source Type:	Newspaper
ISSN/ISBN:	07347456
ProQuest document ID:	45337688
Text Word Count	406
Article URL:	http://gateway.proquest.com/openurl?ctx_ver=z39.88-2003&res_id=xri:pqd&rft_val_fmt=ori:fmt:kev:mtx:journal&genre=article&rft_id=xri:pqd:did=000000045337688&svc_dat=xri:pqil:fmt=tex

More Like This »Show Options for finding similar articles

Abstract (Article Summary)

Should Sprint CEO William Esrey's golden parachute open once the company is acquired by MCI WorldCom, he could hit pay dirt worth $470 million.

It's unclear what role, if any, Esrey may have following the deal. But under a change-of-control agreement standard at U.S. companies, senior executives of acquired firms usually leave and typically receive large exit packages. Esrey's would be a record.

The gravy lies in options whose vesting is automatically triggered by a takeover. Esrey holds options on Sprint shares and Sprint's PCS tracking stock worth about $435 million, based on the company's latest proxy filed with the Securities and Exchange Commission. Less than $100 million of his options currently are vested. He holds restricted shares worth $20 million and is eligible for a $16 million cash severance.

Full Text (406 words)

See related stories: 01A, 03B

Should Sprint CEO William Esrey's golden parachute open once the company is acquired by MCI WorldCom, he could hit pay dirt worth $470 million.

It's unclear what role, if any, Esrey may have following the deal. But under a change-of-control agreement standard at U.S. companies, senior executives of acquired firms usually leave and typically receive large exit packages. Esrey's would be a record.

The gravy lies in options whose vesting is automatically triggered by a takeover. Esrey holds options on Sprint shares and Sprint's PCS tracking stock worth about $435 million, based on the company's latest proxy filed with the Securities and Exchange Commission. Less than $100 million of his options currently are vested. He holds restricted shares worth $20 million and is eligible for a $16 million cash severance.

The sheer size of Esrey's golden parachute shocks some compensation experts. "It's bizarre that someone could come out with a half-billion dollars," says Carol Bowie of Executive Compensation Reports. "These numbers are getting out of control."

Generous stock option grants have been a cornerstone of escalating CEO pay packages for most of the 1990s. But change-of-control agreements can quickly turn golden parachutes to platinum. Consider Bankers Trust CEO Frank Newman. Despite BT's poor performance, he exited with $135 million after it merged with Germany's Deutsche Bank.

Some pay experts say Esrey's payout is justified. Since becoming CEO in 1985, Sprint shares have a total return of more than 2,550% -- a $1,000 investment is now worth more than $26,000. Sprint PCS tracking shares, issued in late 1998, are up 450%. "He's been a stellar performer for shareholders," says Rhoda Edelman of pay strategist Pearl Meyer & Partners.

Still, other pay experts say parachutes, initially designed to protect executives, act more as a catalyst to sell the company. "You have to wonder if some mergers are in the best interest of shareholders," says Dan Marcus of SCA Consulting.

Sprint Chief Operating Officer Ronald LeMay's parachute is worth more than $200 million. He's particularly fortunate. LeMay forfeited all unexercised options and restricted stock when he quit to head Waste Management in July 1997. Returning to Sprint four months later, he got a stock grant to restore him to the "general economic condition he was in" before leaving, according to SEC filings. "He leaves, and everything he loses is restored. It's unheard of," Bowie says.

[Illustration]
PHOTO, Color, AP; Caption: Golden chute: Esrey may set record.

3 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders recommend that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachutes or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value has suffered during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes

YES ON 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the item(s).

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

January 20, 2004

Via UPS Overnight
Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Re: SEC Response Letter

Dear John:

I enclose a copy of the response of the staff of the SEC's Division of Corporation Finance to Morgan Stanley's request for a no-action letter in connection with the shareholder proposal Emil Rossi submitted for Morgan Stanley's 2004 annual shareholders meeting. We received the response today.

Sincerely,

William J. O'Shaughnessy, Jr.

Via USPS Express Mail (with enclosures)
Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Via UPS Overnight (without enclosures)
G. Lee, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated December 9, 2003

The proposal recommends that the board seek shareholder approval for future golden parachutes for senior executives.

We are unable to concur in your view that Morgan Stanley may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the statement that begins "In the view of certain . . ." and ends ". . . reward mis-management";
- provide factual support in the form of a citation to a specific source for the sentence that begins "The 17 shareholder proposals . . ." and ends ". . . average supporting vote";
- provide factual support in the form of a citation to a specific source for the discussion that begins "The potential magnitude of golden . . ." and ends ". . . by Sprint's shareholders";
- provide factual support in the form of a citation for the sentence that begins "For instance the California . . ." and ends ". . . always be supported";
- provide factual support in the form of a citation to a specific source for the statement that begins "Also, the Council . . . " and ends ". . . executive's annual base salary"; and
- delete the reference to www.cii.org.

Accordingly, unless the proponent provides Morgan Stanley with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Morgan Stanley omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor